UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statement on Form F-3 (Reg. No. 333-147099) filed with the SEC on November 2, 2007, the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009 and (ii) the Company’s Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein.

Bank Restructuring; New Debt Financing; Sale of Common Stock

On August 6, 2010, Danaos Corporation (the “Company”) entered into a commitment letter with its lenders for the restructuring of its existing debt obligations, and approximately $426 million of new debt financing, on substantially the terms described in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2010 (the “Annual Report”).  The agreed terms, which are subject to final documentation and other conditions, contemplate that, under the Company’s existing bank debt facilities, the amortization and maturities will be rescheduled, the interest rate margin will be reduced, and the financial covenants, events of default, and guarantee and security packages will be revised.  In connection with this arrangement, the Company agreed, as previously announced, to issue to its lenders warrants to purchase an aggregate of 15 million shares of its common stock for an exercise price of $7.00 per share.  The warrants will expire on January 31, 2019.  As described in the Annual Report, the Company has also reached agreements in principle for, and is in negotiations for finalization of, $190.0 million of vendor financing from Hyundai Samho and a $203.4 million credit facility with Citi and the Export-Import Bank of China (or CEXIM).  Entering into final documentation for each of these arrangements are among the conditions to the arrangement with the Company’s lenders described above.

On August 6, 2010, the Company also entered into agreements with several investors, including its largest stockholder, to sell to them 54,054,055 shares of its Common Stock for an aggregate purchase price of $200.0 million in cash.  The shares were issued at $3.70 per share on August 12, 2010.

This equity investment satisfies a condition to the aforementioned arrangement with the Company’s lenders and, together with the new debt financing and existing loan modifications contemplated by such arrangement, will be used toward the completion of the Company’s current newbuilding program, comprised of 16 additional containerships aggregating 146,150 TEUs with scheduled deliveries up to 2012, as described in greater detail in the Company’s Annual Report.  The purchasers of the Common Stock include the Company’s largest stockholder, a family trust of the Company’s Chief Executive Officer Dr. John Coustas, and members of his family which together invested over $100.0 million.  Additional investors include Sphinx Investments Corp. (“Sphinx”), a private company affiliated with George Economou, the chief executive officer of DryShips, Inc., members of the executive management of the Company, as well as other investors.

Following completion of the equity transaction on August 12, 2010, Mr. Economou was appointed to the Board of Directors of the Company as an independent director in accordance with the terms of the subscription agreement between Sphinx and the Company.  The Company has agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to the Company, designated by Sphinx, for election by the stockholders of the Company to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of Common Stock.  The Company has been informed that its largest stockholder, a family trust of Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of Common Stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.

The Company granted the investors in the equity transaction certain registration rights in respect of the Common Stock issued in the equity transaction.  The Company has also granted the investors in the equity transaction certain rights, in connection with any subsequent underwritten public offering that is effected at any time prior to the fifth anniversary of the registration rights agreements, to purchase from the Company, at the same price per share paid by investors who purchase Common Stock in any such offering, up to a specified portion of such Common Stock being issued.  These rights are subject to, among other things, caps on the beneficial ownership of the Company’s Common Stock agreed to by certain investors in connection with the equity transaction.

Corporate Governance

The equity transaction was a departure from the Company’s policy of complying with the New York Stock Exchange (“NYSE”) shareholder approval requirements, specifically NYSE Rules 312.03(b) and 312.03(c), despite being permitted, as a foreign private issuer, to follow the corporate governance rules of its home country in lieu of these NYSE rules.  For this transaction, in consideration of the circumstances described below, the Company elected to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve such share issuances, without the need for stockholder approval, in lieu of the NYSE rules.  As noted above, the receipt of $200 million in proceeds from equity issuances, including up to $100 million from affiliates of the Company’s Chief Executive Officer and his family, was a condition to the arrangements with the Company’s lenders described above.  After evaluating market conditions for a transaction that would satisfy this condition, the Company perceived that the terms on which the above described equity transaction could be executed were more favorable than those that would be available in a broader offering, which would have had no assurance of successful completion.  The information in this paragraph updates the information contained in the section entitled “Item 16G. Corporate Governance” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 18, 2010.

Fleet Update

As of August 27, 2010, the Company’s fleet consisted of 49 containerships aggregating 216,529 TEU, as well as a contracted fleet of 16 additional containerships aggregating 146,150 TEU with scheduled deliveries up to 2012.

Capitalization

The table below sets forth our consolidated capitalization as of March 31, 2010:

•    on an actual basis; and

•   on an as adjusted basis to reflect in the period from March 31, 2010 to August 27, 2010 (a) scheduled principal repayments of $6.9 million under our existing credit facilities, principal prepayment of $169.9 million under our $700.0 million senior revolving credit facility with the Royal Bank of Scotland following a supplemental agreement signed to release the balance of our restricted cash with the bank and the immediate application of such amount to the outstanding balance of the credit facility, (b) debt drawdowns of $260.3 million, (c) the issuance and sale of 54,054,055 shares of common stock on August 12, 2010 for aggregate proceeds of $200,000,000 and (d) the distribution of 8,071 shares with a total cost of $38 thousand, of our treasury stock, to the qualifying employees of our manager and our directors in accordance with the stock-based compensation described in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 18, 2010.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations or special dividends as adjusted in the table below between March 31, 2010 and August 27, 2010.

This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto contained in our report on Form 6-K filed with the SEC on July 29, 2010.

	As of March 31, 2010
	Actual	As Adjusted
	(Unaudited) (US Dollars in thousands)
Total debt(1)	$2,369,646	$2,453,135

Stockholders’ equity:
Preferred stock (par value $.01, 100,000,000 preferred shares authorized and not issued actual and as adjusted)	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized actual and as adjusted; 54,557,500 shares issued actual and 108,611,555 issued as adjusted; 54,548,246 shares outstanding actual and 108,610,372 shares outstanding as adjusted(2)	546	1,086
Additional paid-in capital	288,595	488,017
Treasury stock	(44)	(6)
Accumulated other comprehensive loss	(357,056)	(357,056)
Retained earnings	360,799	360,799
Total stockholders’ equity	292,840	492,840
Total capitalization	$2,662,486	$2,945,975

(1)          All of our indebtedness is secured.

(2)          Does not include warrants to purchase up to 15 million shares of common stock, at an exercise price of $7.00 per share, which we have agreed to issue to our lenders in connection with the new debt financing for which we have entered into a commitment letter.

Exhibit Index

99.1	Form of Subscription Agreement, including the Form of Registration Rights Agreement attached thereto as Schedule B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2010

DANAOS CORPORATION

By:	/s/ Dimitri J. Andritsoyiannis
Name: Dimitri J. Andritsoyiannis
Title: Vice President & Chief Financial Officer